Exhibit 13

March 7, 2024

Baldo Fodera
MH Orbit LLC
450 Lexington Avenue, 38th Floor
New York, NY 10017

Re:	Notice of Subsequent Closing and Commitment to Invest

Dear Baldo:

This written notice (this “Notice”) is provided to MH Orbit LLC (“you”) in your capacity as a “Buyer” under that certain Securities Purchase Agreement, dated as of August 4, 2023, as amended by that certain Reaffirmation Agreement and Omnibus Amendment Agreement, dated as of November 6, 2023, as further amended by that certain Omnibus Amendment No. 3 Agreement dated as of November 21, 2023, that certain Amendment to Securities Purchase Agreement dated as of January 19, 2024, that certain Amendment to Senior Secured Convertible Notes, dated as of January 31, 2024, and that certain Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes dated February 26, 2024 (as so amended, the “Purchase Agreement”), among, inter alia, Astra Space, Inc. (the “Company”), each of the Company’s Subsidiaries (as defined in the Purchase Agreement), you and GLAS AMERICAS LLC, in its capacity as collateral agent for itself, you and the other Buyers (as defined therein).

As of the date hereof, the Company intends to enter into that certain Agreement and Plan of Merger (as amended, supplemented or modified from time to time in accordance with the terms thereof, the “Merger Agreement”), with Apogee Parent Inc., a Delaware corporation (“Parent”), Apogee Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, at the Closing (as defined therein), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of such Merger and a wholly-owned direct subsidiary of Parent (the “Surviving Corporation”).

Capitalized terms used, but not otherwise defined, in this Notice have the meanings ascribed to such terms in the Purchase Agreement or the Merger Agreement, as the case may be.

On March 6, 2024, the Company sold Notes having a Stated Principal Amount of $5.0 million (the “New Notes”). Following the sale of the New Notes, the Stated Principal Balance of the Notes is $29,119,219.48, leaving Notes having an aggregated Stated Principal Balance of  $5,880,780.52 remaining to be sold (as used herein, Notes having such aggregated Stated Principal Balance, or portion thereof, shall be referred to as the “Remaining Notes”).

The Company expects to conduct a Subsequent Offering of the Remaining Notes on or before April 15, 2024 (the “Expected Closing Date”). Subject to the satisfaction (or express written waiver) by MH Orbit LLC (“MH Orbit”), in its sole and absolute discretion, of each the conditions precedent set forth in this Notice, MH Orbit (or one or more affiliates thereof) (“MH Purchasers”) agrees to purchase from the Company an aggregated Stated Principal Amount of up to $1.0 million in Remaining Notes on a closing date to be agreed with the Company; provided that (i) the Subsequent Offering Closing occurs on a date not later than the Expected Closing Date and not earlier than the fifth (5th) Business Days after the Company first provides MH Orbit of written notice of the Subsequent Offering and (ii) that the proceeds of such issuance are used solely for the purposes set forth in the following sentence.

The Company confirms that the purpose of the sale of the Remaining Notes is to finance cash shortfalls at the Company during the period between the date hereof and the Closing  or as otherwise necessary to consummate the Transactions.

The obligation of any of the MH Purchasers to purchase any Remaining Notes (the “Purchase”) shall be subject to the satisfaction (or waiver) of each of the following conditions precedent in MH Orbit’s sole and absolute discretion:

A.          The Company is in compliance with all terms and provisions of the Purchase Agreement and the conditions to a Subsequent Closing as set forth in the Purchase Agreement have been satisfied;

B.        None of the Board of Directors of the Company (or any committee thereof (including, without limitation, the Special Committee)) or the board of directors, managers or members of its Subsidiaries shall have voted in the affirmative to commence any case, proceeding or other action described in the clauses (A)-(F) of the definition of the term “Bankruptcy Event”;

C.          No Default or Event of Default shall have occurred and be continuing, and no Bankruptcy Event shall have occurred with respect to any of the Note Parties;

D.           The Merger Agreement shall be in full force and effect, shall not have been terminated in accordance with its terms and there shall be no material breach thereof by the Company; and

E.           On the date and after the date hereof, but prior to MH Orbit’s Purchase, the third parties identified on Schedule A-1 (or their affiliates) shall have purchased Notes under the Purchase Agreement, or provided other interim financing to the Company, in the amounts set forth opposite their names.

The Stated Principal Amount of any Remaining Notes actually purchased shall reduce MH Orbit’s Commitment under and pursuant to that certain Equity Commitment Letter between Apogee Parent Inc., a Delaware corporation, and MH Orbit, as of the date hereof (the “ECL”). The provisions of Section 3 of the ECL are hereby incorporated by reference as if fully set forth herein. This Agreement and MH Orbit’s obligations hereunder shall terminate contemporaneously with the termination of the ECL or the Merger Agreement, as applicable.

The provisions of this Notice are governed by the laws of the state of Delaware without reference to its conflicts of laws principles.

[Signature Page Follows]

Please confirm that you are in agreement with the terms set forth in this letter and MH Orbit’s commitment as described herein by signing where indicated below.

Sincerely,

ASTRA SPACE, INC.

/s/ Axel Martinez
By: Axel Martinez
Its: Chief Financial Officer

ACKNOWLEDGED AND AGREED:

MH ORBIT LLC

/s/ Baldo Fodera
By: Baldo Fodera
Its: Manager

[Signature Page to Notice of Subsequent Closing and Commitment to Invest]

Schedule A-1
Investors’ Pre-Closing Commitments

Third Party	Amount

RBH Ventures Astra SPV, LLC	$1,500,000

Balerion Space Ventures Management, LLC	$2,500,000

Privateer Space Inc.	$1,500,000